Exhibit 99.1

IAMGOLD Updates Diamond Drilling Results on its Advanced Boto Exploration Project, Senegal

TORONTO, May 31, 2017 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa. The reported assay results are from the remaining twenty-two diamond drill holes, totaling 2,842 metres, completed at the Malikoundi deposit and Malikoundi North extension. The Company's ongoing drilling program had resumed in the fourth quarter of 2016 after seasonal rains, and continued into the first quarter of 2017.

The assay results are provided in Tables 1 and 2 and include the following highlights:

Malikoundi Deposit (Deepened Holes):

•	Drill Hole DBDD-2201: 37 metres grading 1.83 g/t gold and 19 metres grading 3.28 g/t gold
•	Drill Hole DBDD-2261: 42 metres grading 1.26 g/t gold
•	Drill Hole DBDD-2266: 77 metres grading 4.35 g/t gold Includes: 9 metres grading 11.76 g/t gold

Malikoundi North Extension:

•	Drill Hole DBDD-2321: 14 metres grading 1.64 g/t gold
•	Drill Hole DBDD-2322: 22 metres grading 1.79 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "With the last round of drilling results now in hand from our drilling program at the Malikoundi deposit, we are working to update the resource model for use in our ongoing technical evaluation of the project.  Our drilling activities are now focused on targeting possible resource expansions at the Boto 5 and Boto 6 deposits."

BOTO PROJECT, SENEGAL

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border.  The geological setting of the project area is similar to the prolific Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

As of December 31, 2016, the project hosts an indicated resource of 27.7 million tonnes averaging 1.8 grams of gold per tonne for 1.56 million ounces and an inferred resource of 2.9 million tonnes averaging 1.3 grams of gold per tonne for 125,000 ounces (see news release regarding reserves and resources dated February 22, 2017).

Next Steps

The drilling results from Malikoundi will be incorporated into an updated resource model for the Boto project.  Diamond drilling activities continue on the property targeting additional mineral resources along known mineralized trends associated with the Boto 5 and Boto 4-6 deposits.

Technical Information and Quality Control Notes

Boto Project, Senegal:

The Boto drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling of, and assay data from, drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally 1 metre in length. Samples are prepared at the Veritas Preparation Laboratory in Bamako, Mali and analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish at the Veritas Analytical Laboratory in Abidjan, Ivory Coast.

Qualified Persons

The information in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "will", "continue", "expect", "estimate",  "intend", "to have', "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

Table 1: Boto Project Drilling Results – Malikoundi and Malikoundi North Deposit
Hole#	UTM (WGS84Zone29N)			AZ	DIP	EOH	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g/t Au)
2313	241964	1379263	165	90	-60	225	81	85	4	1.12
							116	118	2	0.73
2314	242030	1379121	165	90	-60	215	63	65	2	0.65
2315	242128	1379248	164	90	-60	125	No significant intersection
2316	242159	1378899	162	115	-60	60	No significant intersection
2321	241943	1380065	163	115	-60	99	71	85	14	1.64
2322	241986	1380047	163	115	-60	45	13	35	22	1.79
2323	241903	1380302	162	115	-60	150	69	72	3	0.79
							122	133	11	1.10
2324	241905	1380410	160	115	-60	150	127	131	4	1.48
2325	241946	1380501	159	115	-60	102	44	46	2	0.74
							83	85	2	3.38
2326	242001	1380532	158	115	-60	42	14	16	2	0.84
2327	241957	1380674	131	122	-60	99	No significant intersection
2328	242004	1380652	133	115	-60	45	No significant intersection
2329	241894	1380251	162	115	-60	170	No significant intersection
2330	241912	1380464	159	115	-60	160	117	129	12	1.47
2331	241896	1380195	162	115	-60	170	126	140	14	0.80
2332	242000	1379683	165	115	-60	60	44	48	4	0.52
2333	241986	1379822	164	115	-60	60	44	49	5	0.59
2334	241955	1379704	165	115	-60	108	93	95	2	1.99
2335	241941	1379842	164	115	-60	108	86	90	4	3.29
2336	241983	1379942	164	115	-60	61	26	40	14	0.99
2338	241938	1379963	164	115	-60	108	71	84	13	0.84
					Total	2362
Notes:
1. Drill hole intercepts are calculated using a minimum down-hole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
2. The true widths of intersections are interpreted to approximate the reported downhole lengths.

Table 2: Boto Project Drilling Results – Deepened Drill Holes (Ext), Malikoundi Deposit
Hole#	UTM (WGS84Zone29N)			AZ	DIP	EOH	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)	(degrees)	(m)	(m)	(m)	(m)	(g/t Au)
2201 Ext	241728	1379267	166	116	-60	470	375	412	37	1.83
including							405	407	2	15.37
							420	439	19	3.28
2204*	241770	1379357	166	116	-60	350	318	350	32	1.67
2204 Ext	241770	1379357	166	116	-60	410	318	354	36	1.58
2217 Ext	241726	1379204	166	115	-60	500	407	411	4	2.95
							428	433	5	0.80
							478	481	3	1.26
2225 Ext	241776	1379295	166	116	-60	420	398	411	13	2.01
2259*	241633	1379366	166	115	-60	481	415	480	65	1.57
2259 Ext	241633	1379366	166	115	-60	570	415	492	77	1.48
							503	510	7	1.74
							522	527	5	5.54
							533	567	34	1.34
2261*	241727	1379323	166	115	-60	417	403	415	12	2.07
2261 Ext	241727	1379323	166	115	-60	465	403	445	42	1.26
2266*	241639	1379254	166	115	-60	465	432	465	33	4.28
2266 Ext	241639	1379254	166	115	-60	525	432	509	77	4.35
including							469	478	9	11.76
including							483	485	2	9.77
							523	525	2	4.49
					Total	480
Notes:
1. Drill hole intercepts are calculated using a minimum down-hole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
2. The true widths of intersections are interpreted to approximate the reported downhole lengths.
3. *- previously reported footwall intercept (see new releases dated October 20, 2014; February 3, 2015, April 23, 2015 and July 20, 2015)

Boto Project Drillhole Map

SOURCE IAMGOLD Corporation

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For further information: Ken Chernin, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (416) 388-6883; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Shae Frosst, Investor Relations Associate, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile: (647) 967-9942, Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:10e 31-MAY-17